UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
SOCKET MOBILE, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror)) Common Stock, Par Value $0.001 Per Share (Title of Class of Securities) 83368E200 (CUSIP Number of Class of Securities)
_________________________ David W. Dunlap Chief Financial Officer SOCKET MOBILE, INC. 39700 Eureka Drive Newark, CA 94560 (510) 933-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to: Herbert P. Fockler Erika M. Muhl Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
_______________________ CALCULATION OF FILING FEE
Transaction Valuation*: $5,312,500	Amount of Filing Fee**: $661.41

*      Calculated solely for purposes of determining the filing fee.  This amount is based on the purchase of 1,250,000 shares of common stock of Socket Mobile, Inc. at the maximum tender offer price of $4.25 per share.

**    The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________________________  Filing Party:__________________________________

Form or Registration No.: _______________________________ Date Filed:___________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

[_] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[_] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile” or the “Company) to purchase, up to 1,250,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $4.25 nor less than $3.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)       Name and Address. The name of the subject company is Socket Mobile, Inc., a Delaware corporation. The Company’s principal executive offices are located at 39700 Eureka Drive, Newark, CA 94560. The Company’s phone number is (510) 933-3000. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b)       Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)       Trading Market and Price. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)       Name and Address. The name of the filing person is Socket Mobile, Inc., a Delaware corporation. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)       Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet,”
•	“Introduction,”
•	Section 1 (“Number of Shares; Purchase Price; Proration”),
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•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),
•	Section 3 (“Procedures for Tendering Shares”),
•	Section 4 (“Withdrawal Rights”),
•	Section 5 (“Purchase of Shares and Payment of Purchase Price”),
•	Section 6 (“Conditional Tender of Shares”),
•	Section 7 (“Conditions of the Offer”),
•	Section 9 (“Source and Amount of Funds”),
•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”),
•	Section 13 (“Certain U.S. Federal Income Tax Consequences”),
•	Section 14 (“Extension of the Offer; Termination; Amendment”), and
•	Section 16 (“Miscellaneous”).

(b)       Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)       Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)       Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)       Conditions. The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

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Item 8. Interest in Securities of the Subject Company.

(a)       Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)       Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitation or Recommendation. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable.

Item 11. Additional Information.

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)       Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, are incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 2, 2018
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

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(b)	Third Business Financing Modification Agreement, dated January 31, 2018, by and between the Company and Western Alliance Bank, successor in interest to Bridge Bank, National Association (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 2, 2018)
(d)(1)(i)	Socket Mobile, Inc. 2004 Equity Incentive Plan, as amended (which is incorporated herein by reference to Exhibit A filed with the Company’s proxy statement on Schedule 14A filed on April 11, 2013 and Item 4 on Form 8-K filed on June 5, 2013 reporting extension of the Plan to April 23, 2024)
(d)(1)(ii)	Form of Management Incentive Variable Compensation Plan between the Company and certain eligible participants (which is incorporated herein by reference to Appendix B filed with the Company’s proxy statement on Schedule 14A filed on March 16, 2011)
(d)(1)(iii)	Form of Employment Agreement dated July 1, 2015 between the Company and the officers of the Company (which is incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K filed on July 7, 2015)
(g)	Not applicable
(h)	Not applicable

** To be filed by amendment.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018

SOCKET MOBILE, INC.

By: /s/ David W. Dunlap

Name: David W. Dunlap

Title:	Chief Financial Officer